EXHIBIT 12.1

SanDisk Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended					Nine Months Ended
	December 28, 2003	January 2, 2005	January 1, 2006	December 31, 2006	December 30, 2007	September 28, 2008

Computation of Earnings:
Earnings (loss) before provision for income taxes	$241,881	$423,200	$613,307	$430,708	$398,416	$(300,539)
Fixed charges	8,565	9,725	1,801	11,934	19,323	13,739
Equity income from 50%-or-less-owned affiliates	(148)	(659)	(718)	(2,498)	(5,840)	(2,254)
Adjusted Earnings	$250,298	$432,266	$614,390	$440,144	$411,899	$(289,054)

Computation of Fixed Charges:
Interest expense	$7,640	$8,526	$17	$9,506	$16,339	$11,755
Interest relating to lease guarantee of 50%-or-less-owned affiliates	–	–	538	–	615	–
Interest portion of operating lease expense	925	1,199	1,246	2,428	2,369	1,984
Fixed Charges	$8,565	$9,725	$1,801	$11,934	$19,323	$13,739

Ratio of earnings to fixed charges(1)	29.2x	44.4x	341.1x	36.9x	21.3x	–

(1)   Computed by dividing (i) earnings before taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  In the nine months ended September 28, 2008, earnings were insufficient to cover fixed charges by $302.8 million.